Exhibit 12(b)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Successor		Predecessor
		Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
					2006	2005	2004
		(millions of dollars, except ratios)
	EARNINGS:
	Income (loss) from continuing operations	$(655)	$19	$263	$344	$351	$255
Add:	Total federal income taxes	129	8	159	170	174	116
	Fixed charges (see detail below)	588	141	251	295	281	287

	Total earnings	$62	$168	$673	$809	$806	$658

	FIXED CHARGES:
	Interest expense, excluding capitalized interest	$584	$140	$248	$292	$275	$283
	Rentals representative of the interest factor	4	1	3	3	6	4

	Total fixed charges	$588	$141	$251	$295	$281	$287

	RATIO OF EARNINGS TO FIXED CHARGES (a)	—	1.19	2.68	2.74	2.87	2.29

(a)	Fixed charges exceeded earnings by $526 million for the year ended December 31, 2008.

		Successor
		Six Months Ended June 30,
		2009	2008
		(millions of dollars, except ratios)
	EARNINGS:
	Income from continuing operations	$49	$83
Add:	Total federal income taxes	39	55
	Fixed charges (see detail below)	315	286

	Total earnings	$403	$424

	FIXED CHARGES:
	Interest expense, excluding capitalized interest	$312	$284
	Rentals representative of the interest factor	3	2

	Total fixed charges	$315	$286

	RATIO OF EARNINGS TO FIXED CHARGES	1.28	1.48